FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2007

Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: ...................................................926 West Sprague Avenue
                                                                                           Suite 200
                                                                                           Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934: Yes  __  No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-
2(b):

Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 News Release
June 20, 2007

GOLD RESERVE FINALIZES CATERPILLAR EQUIPMENT PURCHASE AGREEMENT

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results,

performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with
Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas
Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time)
significantly differ or change as a result of actual results in our expected construction and production at the
Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-
looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                              GOLD RESERVE INC.
                                                                                                                      (Registrant)

                                                                                                    By: s/ Robert A. McGuinness
                                                                                                               Vice President – Finance & CFO
                                                                                                                June 20, 2007

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number                                                                                                       Description
99.1 News Release

Exhibit 99.1

           GOLD RESERVE FINALIZES CATERPILLAR EQUIPMENT PURCHASE
                                                      AGREEMENT

June 20, 2007 - Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) Gold Reserve Inc. is
pleased to announce that it has finalized negotiations with Caterpillar Inc. and its local
Venezuelan dealer, Venequip S.A., to provide Caterpillar haulage equipment, front end loaders and construction machinery for the construction and operation of Gold Reserve’s
Brisas gold and copper mine in Venezuela.

Jim Geyer, Senior Vice President of Gold Reserve, said, “We have established an excellent relationship with Caterpillar and Venequip and we are very happy that
Caterpillar views our Brisas mine as strategically important within Venezuela and has agreed to support our mining plans with a steady supply of high-quality equipment, spare parts, and technical expertise. Venequip is a first class Caterpillar dealer and will provide excellent in-country support to our construction and future operations fleet.”

Gold Reserve has initiated this alliance with Venequip by ordering 21 pieces of construction equipment, with a value of more than $10 million, to be delivered before the end of 2007. The equipment is planned to be used for early earthworks projects and to initiate construction of the tailings dam facility.

Subsequent equipment deliveries, during the next three years, are expected to include more than thirty 236 tonne capacity haulage trucks, two 18 cubic meter front end loaders, seven D10T bulldozers, and other support equipment. In total, the agreement with Venequip and Caterpillar represents an initial 3 year capital investment of approximately $80 million and nearly $500 million in capital and spare parts purchases over the estimated life of mine operation.

Gold Reserve Inc. is a Canadian company developing the Brisas gold copper project in
Southeastern Venezuela. Brisas has NI-43-101 reserves of 485 million tonnes of ore grading 0.67 grams per tonne gold and 0.13% copper containing 10.4 million ounces of gold and 1.3 billion pounds of copper (using a revenue cutoff grade of US $3.04 per tonne and a gold price of US $400 and a copper price of US $1.15 per pound). The
Company expects to finance the construction of Brisas with a combination of debt and equity. The mine plan anticipates using conventional truck and shovel mining methods with the processing of ore at full production of 70,000 tonnes per day, yielding an average annual production of 456,000 ounces of gold and 60 million pounds of copper for a mine life of 18.5 years. Using copper as a byproduct, operating costs are expected to be US $126 per ounce (using US $470 per ounce of gold and US $1.80 per pound of copper). The Qualified Personnel for the NI 43-101 Report are Susan Poos of Marston
and Marston, Inc. and Richard Addison and Richard Lambert of Pincock, Allen and Holt,
all registered professional engineers.

Forward-Looking Statements

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of
1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold
Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study
(as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.
Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

On Behalf of the Board of Directors:
A. Douglas Belanger, President
926 W. Sprague Ave., Suite 200
Spokane, WA 99201 USA
Tel. (509) 623-1500
Fax (509) 623-1634